October 11, 2005

Mail Stop 4561

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

      Re:	Titanium Group Limited
      Registration Statement on Form S-1
      Filed September 14, 2005
		File No. 333-128302

Dear Mr. Ma:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are a British Virgin Islands company with operations in the People`s Republic of China. Please tell us whether the recent publication of Circulars 11 and 29 by the State Administration of Foreign Exchange, or SAFE, applies to the company and what effects, if any, such regulations could have on your business or the holdings of investors.

2. Throughout the filing you have included statements regarding your competitive position, the quality of your products and the innovation of your technology that do not appear to be supported by information in the filing. The list below includes several examples of such statements but is not comprehensive. With your next amendment, please provide supplemental information supporting each such statement and revise your filing to provide the factual basis for these statements, or revise as necessary.

* "To date, Ti-Face SDK is widely-adopted as the development platform for governments, universities and institutions," page 11
* "Although different biometrics... may be widely employed in similar applications, face recognition is the best among the existing alternatives," page 13
* "...users have less concern on privacy issues with regard to facial pictures and the market acceptance is much higher," page 13
* "From coast to coast and around the world, ProAccess FaceAttend is easing concerns and boosting security by ensuring that the people on-site actually belong there," page 14
* "...the Southern part of China has become arguably the largest network of factories," page 14
* "Existing clients ... are satisfied with this highly accurate, prompt response, time cost effective surveillance system," page 16
* "It is believed that police forces will be interested in this advanced application," page 16
* "We are a close partner with IBM offering security service to its customers," page 16
* "We are responsible for business systems critical to the running of some of the world`s leading commercial and public sector organizations, as well as large-scale technical systems designed to operate to the highest levels of reliability in demanding conditions," page 16
* "Many potential buyers have been put off by the compromises and workarounds demanded by what is available in the market, and they are waiting for a better alternative to arrive," page 18.

3. As a follow-up to the comment above, while we note that you have included several opinions of the company, such as the ones listed below, we would expect to see supplemental support for these statements, as well.

*  "Based on these breakthrough abilities, management believes that
the company is now a leader in this technology, worldwide," page 9
* "...enable our customers to cost-effectively achieve what we believe to be industry-leading accuracy rates and performance," page
11
* "...we believe we are a leading provider of Automatic Face Recognition Systems, or AFRS, and other biometric and security solutions to governments, law enforcement agencies, gaming companies, and other organizations worldwide," page 11
* "We believe we are one of the leading digital security services providers ...," page 16
* "We project that by the end of this year, the number of major customers will grow to close to 20 from a variety of industries," page 17.

Prospectus Summary, page 3
4. Please include the telephone number of the company, as required by
Item 503(b) of Regulation S-K.

5. Please expand this section to provide more information about the structure of your company, including when it was formed, when your operations began and why your company is incorporated in the British
Virgin Islands while your operations are conducted in China. Additionally, expand the discussion of your relationship with Tsinghua University and the Chinese Academy of Science to better explain how such relationship affects your business.

Risk Factors, page 4
6. Please ensure that all of the risk factor subheadings clearly indicate the risk posed to investors. For example, the subheading "We face competition from existing and potential competitors" does not clearly describe what the risk of competition is to your business or investors. Is the risk that you could lose potential revenues or customers? Please revise here and throughout this section as appropriate. Additionally, where applicable, revise throughout this section to clarify how each risk relates to the company itself, as opposed to being a risk to all companies generally. For example, we note that your risk factor entitled, "Unless we keep pace with changing technologies, we could lose customers and fail to win new customers," does not appear to discuss any specific risk to the company but rather relates to a risk faced by most companies. Please revise to provide more specific information about the risk to your company here and throughout this section as appropriate.

7. Please revise to include a separate risk factor describing any material foreign currency or exchange rate risks associated with doing business in several different countries. Additionally, if you are subject to any material foreign exchange regulations as a result of doing business in the PRC, you should include a separate risk factor describing those risks and their affects on your company, as well.

8. We note from your MD&A and Business sections that you rely on a sole distributor in Japan and other distributors throughout different regions of the world. Please revise this section to provide disclosure regarding any material risks associated with your dependence on these distributors. For example if you lost your Japanese distributor would such loss have a material impact on revenues? Revise or advise as appropriate.

"Our success and ability to compete depends upon our ability to secure ..." page 4
9. Your disclosure under "Intellectual Property-Patents," on page
17,
indicates that you have only one patent that appears to have been issued in Hong Kong. Please expand both the text of this risk factor and the discussion on page 17 to address whether and why Titanium`s management deems a patent in Hong Kong sufficient protection of its technology. In this regard, we note that while Titanium`s offices are in Hong Kong, it intends to market its products world-wide. Please revise or advise.

"The loss of our officers and directors or our failure to attract
...." page 4

10. We note that while the subheading of this risk factor indicates that the loss of officers and directors could adversely affect your business, the text of the risk factor indicates that this "would have a material adverse affect" on you. Please revise the subheading to conform to the text of the risk factor and indicate that such loss would have a material affect on the company. Additionally, we note your statement that you strongly believe that the stability of the core team will be maintained for a long period of time. Please revise to provide a thorough discussion regarding the basis for this belief.

"We derive a significant portion of our revenues from a few customers, ..." page 5

11. Please revise the text of this risk factor to identify the eight customers responsible for 75% of last year`s revenues and revise the subheading to quantify the "significant portion" of revenues to which you refer. Similarly, revise the subheading of your risk factor entitled, "A limited number of stockholders will collectively continue to own a majority of our common stock ..." to quantify the
"majority" of common stock that will continue to be held by your officers and directors.

"There is a lack of a public market for our common shares ..."
page 6

12. Revise to disclose whether you have applied for listing on the OTCBB or any other market, and whether you have any plans to do so.
Additionally, please advise of the need for any blue sky registration.

"Outstanding common stock purchase warrants may negatively impact
...." page 6
13. You indicate in the text of this risk factor that so long as the warrants remain outstanding, the terms under which you may be able to obtain additional capital financing may be adversely affected. Please revise to explain why such terms may be adversely affected.

 "Since neither none of our officers and directors is a United
States
resident..." page 6

14. Please expand this risk factor to address all of the risks associated with your officers and directors residing in Hong Kong and, if necessary, break this risk factor up into separate risk factors in order to adequately describe all of the related risks. For example, expand your discussion of service of process and describe other issues such as enforceability of U.S. judgments and the duties of officers and directors. In this regard, we note from page 28 that under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company.

"We are a British Virgin Islands company..." page 7

15. We note that this risk factor addresses several distinct risks posed by being a BVI company, such as the fact that BVI common law is limited as compared with similar U.S. law, the BVI has a less developed body of securities laws as compared with the U.S., BVI companies may not have standing to initiate shareholder derivative actions in the U.S., the BVI courts are unlikely to recognize or enforce judgments of the U.S. courts against the company, and there is no statutory recognition in the BVI of judgments obtained in the
U.S. Please revise to address each of these risks as separate risk factors and ensure that you thoroughly discuss each risk and its potential affects on investors.

Determination of Offering Price

16. Please revise your filing to provide all of the information required by Item 504 of Regulation S-K regarding the manner in which you determined your offering price. Ensure that this discussion addresses the fact that you have outstanding warrants with an exercise price of $.50/share and explains why you chose a different price for your public offering.

Supplementary Financial Information

17. Revise the filing to include quarterly financial data pursuant to
Item 302 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 8

18. Please comprehensively revise this section to provide all information required by Item 303 of Regulation S-K, including the related instructions. See also SEC Release 33-8350. In this regard, we would expect to see more information regarding your operating history and how your business has changed over the past three years.
For example, it is not clear what "projects revenues" are or how they have affected your company in the past or will affect it in the future. Additionally, your current disclosure does not clearly discuss how you generate revenues. In this regard, we note from your financial statements that you mainly recognize revenue through the licensing of your software, but note from your business section that you appear to also perform consulting and distribution services. Revise to clearly disclose the lines of business in which you are involved and how they affect your results of operations. We would also expect to see more comprehensive line-item discussions regarding material changes between periods, including quantified information regarding the reasons for such changes. Furthermore, you should better explain your relationship with third parties, such as your distributors and the Chinese Academy of Science and how such relationships have or will affect your results of operations. Finally, ensure that your revised document includes a discussion of any material pricing pressures and whether changes in revenues between periods have been the result of a change in pricing or volume. In this regard, we note the risk factor on page 5 that indicates that you may be forced to offer lower prices to compete. All of these issues should be addressed in your next amendment.

19. As a follow-up to the comment above, we note your discussions on pages FF-11 and FF-12 regarding the company`s grant and subsidy income. Your MD&A, including your liquidity discussion, should be revised to include similar disclosure, as the grant and subsidy income you have received appears to have provided cash for your operations that will not continue indefinitely, and as it appears that you will be required to pay the Hong Kong government a 5% royalty on all gross revenue earned from any activities in connection with grant-funded projects.
20. We note the statistics you cite on page nine and the corresponding footnote you have provided. Please revise to remove the footnote and provide the supporting information with the text of the statistics. Additionally, please supplementally provide the article to which you refer and tell us whether it is publicly available for free or for a nominal amount.
21. We note that the filing does not contain a discussion of the company`s critical accounting policies. Revise the filing to include a discussion of your critical accounting policies. See SEC Release
No. 33-8040 and FR-60 for guidance.
22. Currently, your discussion of MD&A and liquidity and capital resources are in US$ while your audited financial statements are in
HK$. Revise the filing to present all discussions in the reporting currency of the Company`s audited financial statements (i.e., HK$).
23. Revise the filing to include the five-year history of exchange rates setting forth rates at period end, average, highs and lows in accordance with Rule 3-20(b) of Regulation S-X.

Results of Operations, page 9
24. We note your disclosure regarding the fact that the sales of ProAccess FaceOK in 2004 "marked the point where the company no longer relied solely upon project-based or consultancy income." As a follow-up to the first MD&A comment above, please revise this section and MD&A generally to better explain what your project-based and consultancy income is and how it relates to your operations and the production of your biometrics software.

25. We note from your disclosure on page 10 that you commenced "a few large projects outside of Hong Kong." As a follow-up to the first MD&A comment above, please revise to better explain what these projects are and how they have or will affect your results of operations.

26. As a follow-up to the first MD&A comment above, we note that you attribute changes in certain consolidated financial statement line items to more than one factor and that certain line items are not discussed. For instance, we note you disclose the 10.3% decrease in gross margin at December 31, 2004, without discussing the reason for the decrease. Revise your MD&A to allow investors to see your company through the eyes of management. For example, discuss the metrics management uses in evaluating operating results, the business reasons for period to period changes in your financial statement line items and each factor that resulted in those changes. We refer you to SEC Release No. 33-6835 and 33-8350.

Liquidity and Capital Resources, page 10
27. We note from page 24 that certain of your officers and directors have provided loans to the company since 2001 and that the same officers guaranteed a loan from a financial institution. Please revise this section to provide disclosure regarding all of these loans, including the name of the financial institution from which you borrowed funds.
28. We note your disclosure of material changes relating to accounts receivable, accounts payable and other balances in your discussion of liquidity and capital resources. Please revise your discussion to focus on the primary drivers of and other material factors necessary to understanding your company`s cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of
SEC Release No. 33-8350.

29. We note your disclosure that you believe existing cash flows, based upon your signed contracts for orders, will be adequate to fund expenditures for development of biometrics products. Tell us the amount of backlog orders believed to be firm as of June 30, 2005 and revised to disclose this information in the business section of your filing pursuant to Item 101(c)(viii) of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

30. Please revise your filing to provide all of the information required by Item 304 of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

31. Please revise your filing to provide all of the information required by Item 305 of Regulation S-K.

Business, page 11

32. Throughout this section and in other places in the filing, you refer to certain awards that your products have received. For example, we note your statement that ProAccess FaceOK was awarded the
"Best of Comdex Finalist 2003" in Las Vegas. Each place you refer to an award, you should also include a description of the award, the entity that gives the award and its meaning in your industry in order to put the significance of the award in context for investors. Revise throughout as appropriate. Additionally, where you refer to contract awards, you should provide similar information. For example, we note your statement on page 12 that Titanium Technology was selected by the HKSAR Government as one of the suppliers of PC/LAN Bulk Tender in Category C. Revise to explain what this means and what competition for the contract existed at the time.

33. We note that you have several government customers. Accordingly, please ensure that your next amendment includes all of the information required by paragraph (c)(1)(ix) of Item 101 of Regulation S-K, regarding any material portion of your business that may be subject to renegotiation of profits or termination of contracts at the election of the government.

34. Please revise to provide all of the information regarding the enforceability of civil liabilities against foreign persons required by Item 101(g) of Regulation S-K.

Business Development, page 11
35. Please revise here and throughout the document as appropriate to better explain the organization and history of the company. For example, we note from page F-4 that Titanium Technology (Shenzhen) Company Limited is a subsidiary of Titanium Technology Limited, but such relationship is not clearly disclosed here, in your prospectus summary or in MD&A. Additionally, it is not clear who EAE Productions (HK) Limited is or how such entity is related to the company. Finally, it is not clear whether both Titanium Technology and Titanium Technology (Shenzhen) are operating companies.
Please
revise to better explain the relationship both companies have with each other and with the company as a whole.
Products, page 12

36. Please revise this section and MD&A, if appropriate, to more clearly describe the products the company currently offers and the products that are in the development phase. In this regard, we note that your descriptions of products such as the ProFacer IDVR and ProFacer IDControl seem to indicate that you are currently offering the products, but we note no similar disclosure in MD&A. Additionally, we note your statement on page 15 regarding the ProFacer IDVR which indicates that "[a] pilot project has been launched in GuangXi People`s Bank of China." Please revise to explain this statement. For example, are you deriving revenues from the bank or is this product still being tested? Revise as appropriate.

Distribution and Markets, page 17

37. Please revise this section and MD&A to better explain your distributor business. For example, what types of software do you distribute to your customers? What portion of your revenues does your distributor business account for? Additionally, revise to better explain your relationships with the larger vendors, such as Microsoft and Novell. Do you buy software from these vendors to distribute in Hong Kong or do you distribute software to these vendors?

Customers, page 17
38. We note that eight customers accounted for approximately 75% of your fiscal 2004 revenues and that sales to Beacon Base Software and
Information Security One were 13.32% and 21.02%, respectively. If any other customer accounted for 10% or more of Titanium`s revenues, please revise to identify such customer and to indicate the percentage of revenues for which it was responsible.

Management

Officers, Directors and Key Employees, page 19
39. Please revise this disclosure to include the specific five-year employment history for each named person, as required by Item 401(e)(1) of Regulation S-K. In this regard, we would expect to see the names of the companies at which the officers and directors worked prior to their employment with the company, as well as all other information required by 401(e)(1).
40. As a follow-up to comment 2 above, please revise the description of Dr. Ng`s experience to provide the factual basis for the statements you make regarding his standing within the biometrics community. For example, we note statements such as, "Dr. Ng is one of the reputable entrepreneurs in China," "Dr. Ng has received a great deal of recognition for his extraordinary accomplishments" and
"[h]e is a highly sought after speaker at high level industry conferences and a frequent commentator in the media." Additionally, you should revise to put the significance of the awards he has received in context for investors.
Conflicts of Interest, page 20
41. We note that the last sentence of the first paragraph of this section indicates that you anticipate that the other business activities of your officers and directors will not interfere in any significant fashion with the affairs of the business. Revise to explain the basis for this belief. Additionally, revise your risk factors section to provide a separate discussion regarding the risks associated with your officers and directors being allowed to engage in competing businesses, and the fact that you have no right of first refusal pertaining to opportunities that come to their attention and relate to the operations of the company.

Executive Compensation, page 21
42. Please revise your executive compensation table to provide the information required by Item 402(b)(2) of Regulation S-K for all named executive officers.

Security Ownership of Certain Beneficial Owners and Management,
page
22
43. Notes 3 and 4 to the ownership table include what appears to be conflicting disclosure regarding the beneficial ownership of Golden
Mass Technologies Ltd.  Please revise or advise, as necessary.
44. It appears from your disclosure that the beneficial ownership of the parties listed in this table may not have been calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. In this regard, we note that the warrants appear exercisable within
60 days, but that footnote 2 indicates that the calculation was done assuming no exercise of the warrants. Additionally, footnotes five through seven seem to indicate that you calculated the beneficial ownership of certain individuals based on their percentage ownership of larger shareholders. Instead, in accordance with Rule 13d-3, beneficial ownership of securities should be based on whether a person has voting or investment control over such securities. Please revise as necessary or advise. Additionally, in response to this comment, please explain how you calculated the beneficial ownership percentages that will be listed in your amended filing.

Certain Relationships and Related Transactions, page 24
45. We note that you sold goods to an entity owned by a 10% shareholder of your company. Please revise to describe the nature of the goods sold and to discuss how the terms of your sales to this entity compared with the terms of similar transactions with third parties.
46. We note your disclosure that you have paid the "non-business related expenses" of Golden Mass since 2002. Please revise to provide more information regarding the nature of these expenses. Additionally, tell us whether the payment of such expenses is ongoing.
47. As a follow-up to the comment above, your disclosure regarding the amounts owed to the company by Golden Mass and owed by the company to certain of its officers and directors should be revised to more clearly explain the current status of the transactions. For example, based on your current disclosure, it appears that Titanium
Group and/or its subsidiaries have advanced more to the officers and directors than these officers and directors have advanced to Titanium
Group. Therefore, the offset disclosed in the fourth paragraph would appear to have been incomplete and the disclosure should reflect the amount still outstanding. If that amount has been forgiven, it should be reflected, as applicable, in the "All Other Compensation" column of the Executive Compensation table on page 21. Please see
Item 402 of Regulation S-K.
48. Please disclose the remuneration, if any, that Messrs. Tang, Ng, and Cheung received for their guarantee of Titanium`s installment loan, as discussed in the final paragraph.

Description of Securities, page 26

49. We note that the second paragraph of this section indicates that it includes a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands and that you have identified certain situations in which such laws vary.
Please expand your discussion of these differences to provide a more direct and detailed comparison of shareholders` rights and other corporate governance matters under BVI law and, for example, Delaware law. Consider providing this information in tabular form. For example, but without limitation, explain whether BVI law allows shareholders to approve corporate matters by written consent or allows for the issuance of preferred stock or the adoption of other
"poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Selling Stockholders, page 28
50. Describe the transactions in which the selling stockholders acquired the shares being offered under the registration statement.
Include all material terms of the transaction such as price, date and the exemption(s) from registration upon which Titanium relied. See
Item 507 of Regulation S-K.
51. Disclose whether any of the selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer. If any selling stockholder is a registered broker-dealer, other than those who received the shares being offered as compensation for investment banking services, such selling stockholder should be named as an underwriter with respect to the shares being offered on its behalf.
Additionally, if any selling stockholder is affiliated with a registered broker-dealer, state whether the selling stockholder acquired the securities to be resold in the ordinary course of business and whether, at the time of acquisition, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.
52. For each legal entity that is a non-reporting selling stockholder, such as Devries Properties, Ponderosa Investment Partners, Inc., The Irrevocable Seven Oaks Trust, and DeCh`in Strategic Consulting LLC, identify the natural persons who exercise voting and/or dispositive powers over the securities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 31
53. We note that the selling stockholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65. Additionally, in the response letter describe the steps the issuer and the selling stockholders have taken to ensure compliance with Regulation M.





Financial Statements
Unaudited Interim Consolidated Financial Statements - Six Months
Ended June 30, 2005 and 2004

54. We note that you have included a convenience translation in the filing for the most recent fiscal year and most recent interim fiscal period, however, a translation for the June 30, 2005 Statement of Cash Flows has been omitted. Please revise the filing to include a convenience translation for the June 30, 2005 Statement of Cash Flows.

Note 3.  Amount Due from Related Parties, page F-4

55. We note from your disclosures that cash advanced to a director will be transferred to the Group`s subsidiary in the PRC. Tell us the business reasons for transferring cash to your subsidiary via a director as opposed to transferring the cash directly to your subsidiary in the PRC. In your response, tell us the amount of cash that you transferred to the directors in fiscal 2005, 2004 and
2003
and the journal entries recorded to account for these transactions.

56. You disclose the movements in amounts due from related companies as of June 30, 2005 and 2004. Tell us how you are related to these companies and whether any of these companies are your subsidiaries.
If they are subsidiaries, tell us why the $1,043,714 due from related companies at June 30, 2004 was not eliminated in consolidation.

Financial Statements - Years Ended December 31, 2004, 2003 and
2002

Report of Independent Registered Public Accounting Firm, page FF-1

57. The audit firm Zhong Yi is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US
GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:http://www.sec.gov/divisions/corpfin/internatl/cfirdis sue s1104.htm#P313_42976. We may be unable to complete our review and accept the report of Zhong Yi until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.
In
order to begin this process, Zhong Yi should inquire with the Office of the Chief Accountant (202-551-5300) and request the information to begin this process. Upon receipt of this request, the Office of the
Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Zhong Yi`s plans to complete this process.

58. Tell us if you have had your filings reviewed by a designated "filing reviewer" from a US firm or international organization knowledgeable about US GAAP, US GAAS, US auditor independence and SEC reporting requirements. If you have, please provide us with written confirmation that the filing reviewer`s procedures were applied to your submission. Your response should include the name of the designated filing reviewer. Refer to Rule 3400T in PCAOB Release No.
2003-006 for guidance.

Consolidated Statements of Income, pages F-2 and FF-4

59. Revise the filing to separately disclose sales from products and services or explain why a revision is not necessary. In addition, state separately the costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03 of Regulation S-X for guidance.

Note 1 - Organization and Basis of Presentation, page FF-8

60. We note that the Company is incorporated in the British Virgin Islands. We also note from disclosures in your filing that you have assets and operations in a jurisdiction that restricts the transfer of assets or dividends outside the country (i.e., the PRC). Tell us how you considered including a schedule of condensed financial information pursuant to Rule 5-04 of Regulation S-X.

61. You disclose that your interest in the Operating Enterprises was acquired in December 31, 2004 and that this transaction is considered to be transfers between entities under common control. Tell us the nature of the control relationship between you and the Operating Entities and the authoritative accounting literature that supports your accounting.

Note 2.  Summary of Significant Accounting Policies, page FF-10

62. Revise to disclose your accounting policy for operating segments.
If you have one operating segment tell us how you made that determination. In addition, disclose enterprise-wide information pursuant to paragraphs 26 through 29 of SFAS 131.

Accounts Receivable, page FF-10

63. You disclose that no general provision of bad and doubtful debts has been made and that management expects that accounts receivables balances will be collected in full. Tell us the accounts receivable balances, if any, that were written off in fiscal 2005, 2004 and 2003. If you have written off accounts receivable in these prior periods tell us why an allowance is unnecessary.

Cash and Cash Equivalents, page FF-10

64. Revise the filing to disclose your accounting policy for determining what items are treated as cash equivalents pursuant to paragraph 10 of SFAS 95.

Intangible Assets, page FF-10

65. We note that patents are amortized over a twenty year period. In addition, we note from disclosures on page 17 of your filing that certain patents are due to expire in 2010. Explain your basis for amortizing patents over twenty years and how you considered the expiration date of patents in determining the amortization period.

Revenue Recognition, page FF-11

66. Clarify for us each of the company`s revenue streams, the nature and terms of your arrangements with customers and the related revenue recognition policy for each revenue source (i.e., license fees, maintenance agreements, multi-element arrangements, hardware sales, installation, training, software integration services, distributor sales, etc.). Cite the accounting literature that supports your accounting. For multiple element arrangements tell us how you establish fair value for each element and how you allocate the arrangement fee to each element. Revise your notes, as necessary, to disclose your revenue recognition policy for different revenue streams and multiple element arrangements.

67. We note from disclosures within the filing that your customers include "government clients" and that sales to these clients are significant. Tell us how you considered paragraphs 32 - 33 of SOP 97-2 in accounting for fiscal funding clauses, if any, included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

68. We note from disclosures within your filing that you utilize distributors to sell your products. Tell us how you recognize revenue on sales to distributors and whether you offer these distributors any rights-of-return or other incentives (i.e. discounts, price concessions, etc.). For any distributor incentive offered, tell us how you determine that your fee is fixed and determinable upon the product`s shipment to the distributor. In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers. We refer you to SAB Topic
13A (4) (b), SFAS 48 and EITF 01-9.

Research and Development Costs, page FF-11

69. You disclose that HK$1,185,678 and HK$2,022,379 of research and development costs associated with "ProAccess" and "ProFacer" were capitalized in 2004 and 2003. Tell us when these products were available for general release and whether you ceased capitalization of research and development at that time. In addition, tell us whether you incurred costs for development of other products in fiscal 2005, 2004 and 2003. If so, explain why you have not reported any research and development costs in your fiscal 2005 and 2004 financial statements.

70. Explain your basis for amortizing capitalized research and development costs over five years. In addition, tell us where amortization expense is recorded. If it is not classified in cost of sales, please revise the filing accordingly, or advise as to why cost of sales is not the appropriate classification. We refer you to paragraph 8 of SFAS 86 and Question 17, SFAS 86 FASB Staff Implementation Guide for guidance.

Grant and Subsidy Income, page FF-11

71. We note that you have received government grants for research and development. Explain your basis for amortizing these funds into income. Explain why you have amortized HK$2,502,139 (per Consolidated Statement of Income) considering your disclosure that the grant was for HK$2,000,000. Tell us why you have classified this as other income as opposed to a reduction in research and development expense and whether any grant and subsidy amounts received were offset against research and development expenses capitalized. To the extent amounts have been material to operations, revise the filing to include the impact of these funds on operations in your MD&A section.
As a follow-up to comment 19 above, you should also include in your liquidity section any contractual obligations you may have with regards to royalty payments or reimbursements of any of these funds.

72. Revise the filing to include a discussion relating to the impact that adoption of each recently issued accounting standard is expected to have on the financial statements in accordance with SAB Topic
11M.

Note 6 - Long Term Borrowings, page FF-16

73. You disclose that loans from shareholders are unsecured, interest free and are not repayable within the next twelve months. Tell us when the shareholders` loans are due and disclose this information in your financial statement notes.

74. Considering your disclosure that loans from shareholders are interest free tell us why interest was not imputed. Explain why, as disclosed in Note 5, the carrying amount of the shareholders` loans approximates fair value considering these loans are interest free. We refer you to APB 21 and SFAS 107.

Note 7.  Common Stock, page FF-17

75. Explain how you have considered EITF 00-19 in determining that warrants issued in connection with the private placement subsequent to the balance sheet date should be classified in equity.

Note 8.  Income Taxes, page FF-17

76. Revise your filing to include a reconciliation of the differences between the statutory tax rate and the effective income tax rate.
We
refer you to paragraph 47 of SFAS 109.

77. We note your disclosure that the company has determined that the amount of deferred tax assets and liabilities that arise as a result of temporary differences is immaterial to the Group.
Supplementally
provide us with your analysis that quantifies these differences as of each balance sheet date.



Note 9.  Operating Lease Commitments, page FF-18

78. We note your disclosure for operating lease commitments and that it is limited to 2005 and thereafter. Revise to disclose your operating lease commitments for each of the five years subsequent to
December 31, 2004.  We refer you to paragraph 16 of SFAS 13.

Exhibits
79. We note that throughout the filing you have referred to what appear to be several material agreements, including your collaboration agreements with Tsinghua University and the Chinese Academy of Science, your sole distributor agreement regarding Japan, your partnership with IBM, your relationships with large vendors such as Microsoft and Novell, your relationship with EAE productions and the loan documents between the company and its officers and directors. Please file these agreements as exhibits to your next amendment or advise. See Item 601(b)(10) of Regulation S-K. Additionally, you should file all agreements governing the terms of the securities held by the selling stockholders, including any purchase agreements, registration rights agreements, units or warrants. See Item 601(b)(4) of Regulation S-K.

      *********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:



* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Megan Akst at (202) 551-3407 or Thomas Ferraro at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or Sara Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

      					Sincerely,



      Barbara C. Jacobs
      Assistant Director

cc:	Fay M. Matsukage
	Dill Dill Carr Stonebraker & Hutchings, P.C.
	455 Sherman Street, Suite 300
	Denver, CO 80203
	FAX Transmission No. (303) 777-3823